Exhibit 99.1

NEWS RELEASE

North American Palladium Extends Proxy Voting Deadline for Upcoming Special Meeting and Encourages Shareholders to Vote by 5 p.m. (Toronto time) on Thursday, March 27, 2014

Toronto, Ontario, March 26, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) announced today that it has extended the cut-off time and date for voting by proxy for its upcoming special meeting of shareholders on Friday, March 28, 2014. All forms of proxy must be deposited with Computershare Investor Services Inc. by no later than 5 p.m. (Toronto time) on Thursday, March 27, 2014.

The deadline has been extended in order to satisfy the Company’s 25% minimum quorum requirement. Accordingly, the Company urges shareholders who are entitled to vote to submit their proxies as soon as possible by telephone or via the Internet using the instructions listed on the proxy materials that have been sent to registered holders and beneficial owners of shares, so that their vote may be counted.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic
Investor Relations Advisor
Telephone: 416-360-7374
Email: jvincic@nap.com

www.nap.com